Protectus Medical Devices, Inc.
110 First Ave, N.E. Suite 1006
Minneapolis, MN 55413

July 27, 2010

Bret Johnson
U.S. Securities and Exchange Commission
Washington, D.C. 20549-4631
Mail Stop 4631

Re:	Protectus Medical Devices, Inc. Item 4.02 Form 8-K Filed May 28, 2010 File No. 0-53100

Dear Mr. Johnson,

By letter dated June 1, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Protectus Medical Devices, Inc. (“Protectus” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Item 4.02 Form 8-K filed on May 18, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

1.
Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a). You should file your amendment as a Form 8-K/A with the Item 4.02 designation. Please also note that the filing requirement for an Item 4.02 8-K is four business days from the date you determine the non-reliance.

RESPONSE: We have revised the Form 8-K to include all of the information required by Item 4.02(a) of Form 8-K.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John S. Salstrom
John S. Salstrom, Ph.D.
Chief Executive Officer